Exhibit 4.2

Form of Board Resolution of the National Bank of Greece S.A.

ITEM: Preference Non-Voting Non-cumulative Shares

At the second Repeat Annual General Meeting of the Shareholders of the Bank, which took place on the 15th of May, 2008 (the “AGM”) it was resolved that the Bank would proceed to a share capital increase by the issuance of up to 100,000,000 redeemable non-voting non-cumulative preference shares (the “Preference Shares”) and that the articles of the Bank be amended accordingly, to provide for the main terms of the Preference Shares.  Copy of the resolution of the shareholders on the item on the agenda (on the issuance of the Preference Shares) of the Minutes of the AGM was brought to the attention of the Directors.

The public offering of the Preference Shares will be taking place in the United States of America and in such other jurisdictions as the Board of Directors may decide and in this regard the Bank has reached an advanced level of negotiations with a group of leading international banks, including, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Credit Suisse Corporation, that will underwrite the issue of the Preference Shares (the “Underwriters”). Application will be made to list the American Depositary Shares and Preference Shares on the New York Stock Exchange.

Furthermore, the Chairman noted that at the AGM the Board of Directors was authorized to resolve on and determine any further issue, matter or detail pertaining to the issuance of the Preference Shares (including without limitation the offer price, the terms of their offering in accordance with the applicable market conditions etc.).

The following issues will have to be determined by the Board of Directors of the Bank, namely (i) the offer price of the Preference Shares; (ii) the subscription period; (iii) the amount of the dividend payable under the Preference Shares; (iv) the payment dates of the dividend; (v) the tax gross-up level (if applicable) in case the Preference Shares are redeemed; and (vi) the specification of certain other provisions contained in the articles of the Bank with respect to the Preference Shares.

In particular:

1.              Offer Price: on the basis of the currently applicable market conditions in the United States of America, taking account the financial condition of the Bank and the legal features of the Preference Shares, the Underwriters offered to underwrite the issue of the Preference Shares at a price of € • which equals to $ 25 US Dollars at the FX USD – Euro exchange rate of • of the date the pricing resolution will be adopted per

Preference Share (the “Public Offer Price”). Accordingly the Chairman recommends that the Public Offer Price be set as the subscription price per Preference Share.

2.              Subscription Period: the subscription period be determined, as per the joint application of articles 13 par. 6 and 11 par. 3 of Codified Law 2190/1920, by means of subsequent Resolution of the Board of Directors.

3.              Dividend: that the dividend preference of each Preference Share be set at US Dollars.  Exceptionally (i) as also specifically provided for by the AGM for the first financial year, i.e. 1.1.2008-31.12.2008, the annual dividend in respect of the Preference Shares may be increased by ¾ in order to cover dividends which may be paid in December 2008 and March 2009 and (ii) in case the Bank exercises its rights to redeem the Preference Shares on any anniversary of the issue date of the Preference Shares by sending a notice of redemption to the holders of the Preference Shares prior to annual general meeting of shareholders immediately preceding the redemption date, the annual dividend shall be decreased to ¼ of the annual dividend entitlement specified above.

Any interim dividends payable in December 2008 and March 2009, such dividends would be interim dividends and therefore subject to the existence of enough profits in the current financial year (measured with reference to the most recent interim financial statements), the Board may declare payment of interim dividend to the holders of the Preference Shares.  Since the payment of interim dividend is subject to the existence of sufficient distributable funds at the year-end, the Chairman recommended to the Board that any such declaration be made only to the extent that the Board is reasonably confident that sufficient distributable funds will exist at the year-end.  Should this be the case (i.e. the Board declare interim dividends in December, being sufficiently confident that enough distributable funds will exist at the year-end), for avoiding reputational risks for the Bank the Chairman suggested that the Board undertake to waive its potential claw-back right of such interim dividend provided for under article 46a of Codified Law 2190/1920.

4.              Payment Dates: as noted above and as is customary for securities of this kind in the U.S. markets, it is recommended that, except for the interim divident payment dates in December 2008 and March 2007, the dividend be paid on a quarterly basis, i.e. in four equal installments in March, June, September and December of each year and on the date of each such month corresponding to the issuance date of the Preference Shares.  The payment of the dividend as per the above be subjected to the repetition of the declaration-commitment of the holders of the Preference Shares on an annual basis - immediately after any annual general meeting declaring dividend to the Preference Shares - that they will not collect the dividend, otherwise waive the right to receive such dividend, within the period set by article 44a par. 2 of Codified Law 2190/1920.

5.              Gross-up: in certain occasions where the Bank may exercise its right to redeem the Preference Shares, the end investors may be subjected increased taxation as a result of the fact that, in certain circumstances, as contemplated by the provisions of the Preference Shares, a small proportion of what would otherwise be returned to shareholders as capital is instead paid as increased dividends which are subject to taxation whereas a return of capital would not. For legitimate commercial reasons, in order to carry out a public offering in the United States, it is necessary to compensate holders for such increased taxation by grossing up the redemption amount (such amount the “Redemption Gross Up Amount”) to account for such additional tax which may be payable. As each holder will be taxed in accordance with his personal circumstances, the gross up must be made with reference to a hypothetical tax rate which shall mean the maximum effective combined U.S. federal, New York State and New York City tax rate applicable to resident individuals on dividend income, after giving effect to any preferential rate then available for “qualified dividend income” as defined under 1)h(11) of the Code (or any successor legislation and any New York State and/or New York City equivalent legislation), to the extent then in effect, after assuming that any minimum holding periods set forth under the laws of each of the relevant taxing jurisdictions have been met as of the relevant redemption date. As per Allen & Overy LLP, international legal advisers of the Bank on the issue, the currently applicable tax rate in such occasions is 23,5% of such amount. So, in view of the fact that the terms of the Preference Shares, as approved by the AGM, allow for the Bank to gross-up in cases of redemption, it is suggested that the gross up amount be an amount equal to the payable from time to time tax by the U.S. investor on the dividend component of the redemption price.

At any rate it is suggested that the Board as of now, declares its strong intention to exercise any call right the Bank may have under the Preference Shares in circumstances which would not require the payment of the Redemption, except for a redemption effected in relation to a Depositary Event. If, however, the Bank elects to effect a redemption of the Preference Shares in circumstances where a Redemption Gross Up Amount will be payable, unless otherwise required under the provisions of the Preference Shares, the Bank will, unless impracticable or impossible, communicate its intention to so redeem at least 90 days prior to the redemption date. Any such communication will not bind the Bank to redeem the Preference Shares in the absence of a subsequent notice to redeem under the provisions of the Preference Shares.

6.  Specification of certain other provisions: certain provisions in article 4 relating to the Preference Shares which require specification as follows:

(i) in order to allow for declaration by the shareholders of the annual dividend, where distributable funds suffice, the Chairman recommends that the Board undertake to convene the Ordinary General Meeting (“OGM”) in each year prior to the anniversary of the issue date of the Preference Shares notwithstanding that provisions of law which might allow the OGM to be held beyond such date;

(ii) article 4 relating to the Preference Shares allows the Bank to redeem the Preference Shares on a Depositary Event where a specified percentage of the Preference Shares is no longer represented by American Depositary Receipts evidencing American Depositary Shares. In order to give meaning to such provision and although not specified in article 4, it is recommended that the Board specify that the Bank will not to exercise its call option in relation to any Depositary Event where the Preference Shares required to reach such threshold percentage include Preference Shares held by the Bank or any of its subsidiaries or controlled affiliates;

(iii) article 4 relating to the Preference Shares allows the Bank to redeem the Preference Shares on a Depositary Event, a Capital Disqualification Event and where the Bank is required to pay additional amounts due to a change in the Greek taxation legislation. For legitimate commercial reasons, the Chairman recommends that the Board specify that the Bank will not redeem the Preference Shares (A) during the period from (and including) the date of issue of the Preference Shares to (but excluding) the date of the AGM which approves our 2008 annual financial statements and (B) except in relation to our option to redeem in respect of a Depositary Event (which will be exercisable at any time), during the period in each year from (but excluding) the dividend payment date in March to (but excluding) the date of our next following AGM which approves our annual financial statements; and

(iv) as noted, application will be made to list the American Depositary Shares and Preference Shares on the New York Stock Exchange. The Bank may also elect to list the Preference Shares on such other stock exchange or market as we may, in our absolute discretion, decide, although we will be under no obligation to do so.  For legitimate commercial reasons, it is recommended so long as any of the Preference Shares and American Depositary Shares remain outstanding, the Bank will use its best efforts to effect and maintain the listing of the American Depositary Shares and the Preference Shares on the New York Stock Exchange for trading in the form of American Depositary Receipts issued by the Bank of New York or a replacement Depositary or internationally recognized standing.

Following thorough discussion on the above, it was unanimously resolved that the above recommendations be accepted in accordance with the report and

THAT the subscription price per Preference Share be set at $ 25 US Dollars;

THAT the subscription period and the dividend preference of each Preference Share in US Dollars per annum be resolved at a subsequent meeting of the Board of Directors;

and THAT exceptionally (i) for the first financial year, i.e. 1.1.2008-31.12.2008, the annual dividend for each of the Preference Shares may be increased by ¾ and (ii) in case the Bank exercises any of its rights to redeem the Preference Shares by sending a notice of redemption to the Preference Shares holders before the then forthcoming annual general meeting, the annual dividend be decreased to ¼ of the otherwise annual dividend entitlement;

THAT the Preference Share will be entitled to dividend as of the current financial year of 1.1.2008 until 31.12.2008;

THAT in case interim dividend is declared then the Board of Directors will waive its claw-back rights under article 46a of Codified Law 2190/1920;

THAT subject to receiving after each annual general meeting declaring dividends to the Preference Shares, from the holders of Preference Shares of a waiver of their right to collect dividend in the period set by article 44a par. 2 of Codified Law 2190/1920, the annual dividend under the Preference Shares be payable in four (4) equal installments in March, June, September and December of each year on the date of each such month corresponding to the issuance date of the Preference Shares;

THAT in case the Bank is obliged to gross-up in case of redemption of the Preference Shares - due to tax imposed in the United States on the dividend component of the redemption price - this will be at the level of dividend, currently 23,5%;

THAT at any rate the Bank will take into account any tax implications of the investors in exercising any of its call rights under the Preference Shares;

THAT for determining and resolving any required issue, term and detail for the application of the present resolution of the Board of Directors, the resolution of the Second Repeat General Meeting on the issue of preference shares, and the issue and disposal of the Preference Shares in general, as well as for signing all the necessary relevant Information Memoranda and agreements, other documents, declarations, titles, certificates for materializing the issue and disposal, including the actions and agreements for the selection and the fees of Underwriters, the executional members  of the Board of Directors: the Chairman and Vice – Chairman of the Board of Directors, the General Managers of Financials and Operational Support be authorized, having the right to delegate such authority to other individuals.